NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Timmins Gold Corp. ("the Company") will be held on July 19, 2012 at Suite 1900 – 570 Granville Street, Vancouver, British Columbia, Canada, at the hour of 11:00 am (local time in Vancouver, B.C.) for the following purposes:

1.	To receive the audited annual financial statements for the fiscal year ended December 31, 2011 and the auditors’ report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint Deloitte & Touche LLP, Chartered Accountants, as the Company’s auditor for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration;

4.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2011. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Computershare Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of Computershare Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 14th day of June, 2012.

BY ORDER OF THE BOARD

Arturo Bonillas
President and Director